Deal Name	**Saturns Trust 2007-1**		**CLASS A**				
SEI #	724538-1		**CLASS B**				
Issue date	2/11/2004						
CIK	1389936					Check Sum	
Principal Value	Downsized						#VALUE!
CLASS A 80412E202	54,500,000		2,180,000	Price	25	54,500,000.00	
CLASS B 03738QAA3	3,690,000	notional un	3,690	Price????	1000	3,690,000.00	
Depositor	MS Structured Asset Corp						
Rate							
CLASS A	7.00%						
CLASS B	$44.67	rate per unit					
Bus Day	NY & Chicago						
Distribution Date	Jan 1 & July 1	30/360	NBD if no term asset pmnt by 12:00 EST				
Current distribution Date	**3/2/2020**						
Semi Annual Fixed Int Amt							
CLASS A	1,907,500.00						
CLASS B	164,813.00		2,072,313.00				
	$164,813	fixed amount per doc					
Final Distribution Date							
Security	Global DTCC						
Deal/ Doc types	Warrants ISDA, ????????????						
Options	????						
Trustee Fee	2,000.00		ea Dist Date from Exp Admin from their6048				
Expense Admin Fee	5,500.00		ea Dist Date from receipts of term assets AFTER accrued Interest Paid.				
Expense Administrator	Trustee						

TERM ASSET(S)

Asset Name	PENNEY J C INC DEB 7.625% 3/01/97 708160BL9 1 4,155,625					
Cusip/ISIN	708160BL9					
CIK						
Principal Amount	54,500,000					
Principal Amount per SEI						
Rate	7.6250%					
					Check Sums	
Bus Day	NY & Chicago					
					Fee Allowance	
Distribution Date				Asset Int	2,077,812.50	
				Certificate Interest Cl A	1,907,500.00	
Semi Annual Fixed Int Amt	2,077,812.50			Certificate Interest Cl B	164,813.00	2,072,313.00
				Expense	5,500.00	
Final Distribution Date				Shortage due to Nov redemption	**(0.50)**	**short after downsize**

Warrants

Type	Call
Terms	